Exhibit 2
IMPORTANT
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CHINA UNICOM LIMITED (Stock Code: 762)
(Incorporated in Hong Kong with limited liability under Companies Ordinance)

Executive Directors:
Chang Xiaobing (Chairman)
Shang Bing
Tong Jilu
Yang Xiaowei
Li Zhengmao
Li Gang
Zhang Junan
Miao Jianhua
Non-Executive Directors:
Lu Jianguo
Lee Suk Hwan
Independent Non-Executive Directors:
Wu Jinglian
Shan Weijian
Cheung Wing Lam, Linus
Wong Wai Ming
Registered Office:
75th Floor
The Center
99 Queen’s Road Central
Hong Kong

EXPLANATORY STATEMENT ON REPURCHASE MANDATE
To the shareholders
Dear Sir or Madam,
This circular serves as the explanatory statement required to be sent to the Shareholders under the Listing Rules in connection with the proposed ordinary resolution set out in item 5 of the AGM Notice for the approval of the renewal of the general mandate for repurchase of shares. This document also constitutes a memorandum required under section 49BA of the Hong Kong Companies Ordinance (Cap. 32 of the Laws of Hong Kong).

Exercise of the Repurchase Mandate
The Directors believe that the flexibility afforded by the Repurchase Mandate would be beneficial to the Company. It is proposed that up to 10% of the issued and outstanding Shares on the date of the passing of the ordinary resolution to approve the Repurchase Mandate may be repurchased. As at the Latest Practicable Date, 13,654,845,945 Shares were in issue and outstanding. On the basis of such figure, the Directors would be authorized to repurchase up to 1,365,484,594 Shares during the period up to the date of the next annual general meeting in 2009, or the expiration of the period within which the next annual general meeting of the Company is required by law to be held, or the revocation or variation of the Repurchase Mandate by an ordinary resolution of the Shareholders at a general meeting, whichever of these three events occurs first.
Reasons for Repurchases
Repurchases of Shares will only be made when the Directors believe that they will benefit the Company and its Shareholders. Such repurchases may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and its assets and/or its earnings per Share.
Funding of Repurchases
Repurchases pursuant to the Repurchase Mandate would be financed entirely from the Company’s available cash flow or working capital facilities. Any repurchases will be made out of funds of the Company legally permitted to be utilized for such purpose in accordance with its memorandum and articles of association and the laws of Hong Kong, including profits otherwise available for distribution. Under the Hong Kong Companies Ordinance (Cap. 32 of the Laws of Hong Kong), a company’s profits available for distribution are its accumulated, realized profits, so far as not previously utilized by distribution or capitalization, less its accumulated, realized losses, so far as not previously written off in a reduction or reorganization of capital duly made.
There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in its most recent published audited accounts for the year ended 31 December 2007) in the event that the Repurchase Mandate is exercised in full.
However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the Company’s working capital or gearing position, which in the opinion of the Directors are from time to time appropriate for the Company.
Disclosure of Interests
None of the Directors, and to the best of their knowledge, having made all reasonable enquires, none of their associates (as defined in the Listing Rules), have any present intention to sell Shares to the Company if the Repurchase Mandate is approved by the Shareholders.
No connected persons (as defined in the Listing Rules) of the Company have notified the Company that they (i) have a present intention to sell Shares to the Company, or (ii) have undertaken not to sell Shares to the Company, if the Repurchase Mandate is approved by the Shareholders.
Directors’ Undertaking
The Directors have undertaken to the Stock Exchange that they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

Share Repurchases Made by the Company
No repurchases of Share have been made by the Company (whether on the Stock Exchange or otherwise) during the six months preceding the date of this document.
Takeovers Code Consequences
If as a result of a repurchase of Shares by the Company, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a Shareholder, or group of Shareholders acting in concert, depending on the level of increase of its or their shareholding, could obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.
As at the Latest Practicable Date, the immediate controlling shareholder of the Company, Unicom BVI, was recorded in the register required to be kept by the Company under Part XV of the Securities and Futures Ordinance as having an interest in 9,725,000,020 Shares, representing approximately 71.22% of the issued and outstanding share capital of the Company as at that date. If the Repurchase Mandate is exercised in full, Unicom BVI will be interested in approximately 79.13% of the reduced issued and outstanding share capital of the Company based on Unicom BVI’s interest in the issued and outstanding share capital of the Company and the total number of issued and outstanding Shares as at the Latest Practicable Date. Furthermore, if the Repurchase Mandate is exercised in full, the percentage of the reduced issued and outstanding share capital of the Company in public hands will not fall below the minimum prescribed level of 10%, such level being the minimum prescribed level applied to the Company pursuant to a waiver granted by the Stock Exchange. Save as disclosed above, the Directors are not aware of any other consequences that may arise under the Takeovers Code as a result of a repurchase of the Shares.
Market Prices
The highest and lowest prices at which the Shares have traded on the Stock Exchange during each of the previous twelve months preceding the Latest Practicable Date are as follows:

	Trade market price
	Highest	Lowest
	HK$	HK$
2007
April	12.08	10.66
May	12.18	11.08
June	13.76	11.06
July	14.50	13.02
August	14.70	10.68
September	16.26	13.28
October	19.20	14.98
November	18.78	13.88
December	18.60	14.68

2008
January	19.26	14.62
February	20.25	17.02
March	18.38	15.36

Extension of Share Issue Mandate
A resolution as set out in item 7 of the AGM Notice will also be proposed at the Annual General Meeting authorizing the Directors to increase the maximum number of new Shares which may be issued under the general mandate for the issuance and allotment of Shares by adding to it the nominal amount of any Shares repurchased pursuant to the Repurchase Mandate.
DEFINITIONS

“AGM”	the annual general meeting of the Company to be held on 16 May 2008

“AGM Notice”	notice of the AGM dated 18 April 2008

“Board”	the board of Directors

“Company”	China Unicom Limited

“Directors”	the directors of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	Hong Kong Special Administrative Region of the People’s Republic of China

“Latest Practicable Date”	31 March 2008

“Listing Rules”	the Rules Governing Listing of Securities on the Stock Exchange

“Repurchase Mandate”	the mandate granted to the Company if the ordinary resolution set out in item 5 of the AGM Notice is passed

“Stock Exchange”	the Stock Exchange of Hong Kong Limited

“Shares”	share(s) of all classes in the share capital of the Company

“Shareholders”	shareholders of the Company

“Takeovers Code”	Hong Kong Code on Takeovers and Mergers

“Unicom BVI”	China Unicom (BVI) Limited, the immediate controlling shareholder of the Company

By Order of the Board
China Unicom Limited
Chang Xiaobing
Chairman

Hong Kong, 18 April 2008